

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 12, 2008

Yuval Cohen
Chairman and Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek
Rosh Ha'ayin 48091
Israel

> **RE:** **Fortissimo Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 0-52166**

Dear Mr. Cohen:

We have completed our review of your Schedule 14A Information Statement and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Brian Margolis, Esq.
        Wilmer Hale
        Via Facsimile: 212.230.8888